DELAINE CORPORATION
361 N DALTON AVENUE
Albany, IN 47320
(765) 744-8383

September 22, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St, NE
Washington, DC 20549-4561
Attention: Ms. Jessica Kane

RE:     Delaine Corporation
       Registration Statement on Form S-1
       Filed January 25, 2011
       As amended in Amendment No. 3 to Form S-1
       Filed September 15, 2011
       File No. 333-171861

Sirs,

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Delaine Corporation, a Nevada Corporation (the “Company”) respectfully requests acceleration of the effective date of the above identified Registration Statement so that such Registration Statement will become effective at 4:00 PM, eastern time, on Monday, September 26, 2011, or as soon as possible thereafter.

     The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Delaine Corporation
By Timothy Moore, Principal Executive Officer,
Principal Financial Officer, Principal Accounting Officer, and Director